UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

PAR PACIFIC HOLDINGS, INC.
(Name of Issuer)

Common stock, $0.01 par value
(Title of Class of Securities)

69888T207
(CUSIP Number)

Mark Strefling
Whitebox Advisors LLC
3033 Excelsior Boulevard
Suite 300
Minneapolis, MN 55416
(612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,512,038 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,512,038 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,512,038 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*
Percent of class is calculated based on 45,506,173 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer's Form 10-Q filed on November 4, 2016, and 354,350 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox General Partner LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,512,038 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,512,038 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,512,038 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

*
Percent of class is calculated based on 45,506,173 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer's Form 10-Q filed on November 4, 2016, and 354,350 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

CUSIP No. 69888T207

1	NAME OF REPORTING PERSON Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,179,960 (See Item 2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,179,960 (See Item 2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,179,960 (See Item 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*
Percent of class is calculated based on 45,506,173 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer's Form 10-Q filed on November 4, 2016, and 163,842 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating the Reporting Person's beneficial ownership.

EXPLANATORY NOTE: This Amendment No. 10 to Schedule 13D ("Amendment No. 10") relates to the common stock, $0.01 par value per share (the "Common Stock") of Par Pacific Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive office at One Memorial Plaza, 800 Gessner Road, Suite 875, Houston, Texas 77024. This Amendment No. 10 amends and supplements, as set forth below, the Schedule 13D filed by Whitebox Advisors LLC and certain related parties (the "Reporting Persons") with respect to the Issuer on September 11, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on February 28, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 3, 2013, Amendment No. 3 to the Original Schedule 13D filed on August 27, 2014, Amendment No. 4 to the Original Schedule 13D filed on April 23, 2015, Amendment No. 5 to the Original Schedule 13D filed on August 3, 2015, Amendment No. 6 to the Original Schedule 13D filed on December 8, 2015, Amendment No. 7 to the Original Schedule 13D filed on June 21, 2016, Amendment No. 8 to the Original Schedule 13D filed on August 15, 2016 and Amendment No. 9 to the Original Schedule 13D filed on September 13, 2016 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.
Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is amended and supplemented as follows (to the extent of any inconsistency between information previously provided by the Reporting Persons in response to Item 4 and the below, the below shall control):
On September 15, 2016, the Issuer announced that the Rights Offering, which commenced on August 26, 2016 and ended on September 14, 2016, had been fully subscribed.  The Reporting Persons have exercised their Rights and received additional Common Stock.
The Reporting Persons have acquired their Common Shares of the Issuer for investment purposes in the ordinary course of the Reporting Person's investing activities, and will review their investment in the Issuer on a regular basis.  The Reporting Persons continue to support the Issuer's current management team and its board of directors, and may from time to time have discussions with representatives of the Issuer, including members of its senior management and its Board, and with other significant shareholders regarding potential strategic alternatives and transactions that the Issuer could employ to increase shareholder value and the current trading price of the Common Shares.  The Reporting Persons intend to closely evaluate the performance of the Issuer, including, but not limited to, its share price, business, assets, operations, financial condition, capital structure, management's performance and prospects of the Issuer.
While the Reporting Persons reserve the right to, without limitation, acquire additional Common Shares, the Reporting Persons presently intend to only do so through the acquisition of rights, such as shareholder or pre-emptive rights, pursuant to a pro rata grant to all holders of the same class of equity securities.  The Reporting Persons also intend to dispose of all or some of the Common Shares they currently hold from time to time, in each case, in open market or private transactions, block sales or otherwise.  The Reporting Persons also may continue to hold the Common Shares.  Further, the Reporting Persons reserve the right to revise their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer.
The Reporting Persons have no plans or proposals as of the date of this filing other than as expressly set forth above.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) See Items 11 and 13 of the cover pages to this Amendment No. 10 for the aggregate number and percentage of outstanding shares of Common Stock that are beneficially owned by each of the Reporting Persons as of December 5, 2016. Calculation of the percentages of outstanding shares of Common Stock beneficially owned were based on 45,506,173 shares of Common Stock outstanding, which is the number of Common Stock outstanding that the Issuer reported in the Issuer's Form 10-Q filed on November 4, 2016.  For purposes of these calculations the following number of Common Stock have been included in the number of shares of Common Stock outstanding for the respective Reporting Person(s): (i) the 354,350 shares of Common Stock issuable upon exercise of the Warrants over which WA and WB GP have indirect beneficial ownership; and (ii) the 163,842 shares of Common Stock issuable upon the exercise of the Warrants over which WMP has beneficial ownership.1
(b) See Items 7 through 10 of the cover pages to this Amendment No. 10 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as of December 5, 2016 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
(c) The transactions in the Common Stock by the Reporting Persons in the past 60 days are set forth in Exhibit 99.35.  All transactions were conducted in the open market.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is amended and supplemented as follows.
Exhibit No.	Description
99.35	Schedule of Transactions in the Common Stock by the Reporting Persons

99.36	Amended and Restated Joint Filing Agreement, dated December 5, 2016, among the Reporting Persons.

1 The change in the number of Warrants reported herein from the number of Warrants reported in Amendment No. 9 to the Original Schedule 13D, reflects an automatic adjustment made pursuant to the Warrant Issuance Agreement.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date:  December 5, 2016
WHITEBOX ADVISORS LLC
By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX GENERAL PARTNER LLC
By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.
By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Operating Officer

EXHIBIT 99.35
SCHEDULE OF TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS
Schedule of Transactions in Common Stock by Whitebox Advisors LLC and Whitebox General Partner LLC (on behalf of private funds for which they act as investment adviser and general partner, respectively)

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
10/6/2016	Common Stock	N/A	15,700	$14.3
10/6/2016	Common Stock	N/A	4,110	$14.5068
10/7/2016	Common Stock	N/A	27,000	$14.25
10/10/2016	Common Stock	N/A	5,887	$14.15
11/16/2016	Common Stock	N/A	27,200	$14.6703
11/16/2016	Common Stock	N/A	26,500	$14.7245
11/17/2016	Common Stock	N/A	3,500	$14.7256
11/17/2016	Common Stock	N/A	12,536	$14.7519
11/18/2016	Common Stock	N/A	25,800	$14.525
11/18/2016	Common Stock	N/A	10,164	$14.527
11/30/2016	Common Stock	N/A	217,800	$14.7179
11/30/2016	Common Stock	N/A	33,947	$14.7527
11/30/2016	Common Stock	N/A	26,053	$14.7678
12/1/2016	Common Stock	N/A	68,300	$14.8465
12/1/2016	Common Stock	N/A	76,130	$14.8592
12/1/2016	Common Stock	N/A	62,800	$14.8714
12/2/2016	Common Stock	N/A	100,000	$15.0123
12/2/2016	Common Stock	N/A	31,692	$15.0264
12/2/2016	Common Stock	N/A	61,350	$15.0607

Schedule of Transactions in Common Stock by Whitebox Multi-Strategy Partners, L.P.

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
10/6/2016	Common Stock	N/A	6,547	$14.3
10/6/2016	Common Stock	N/A	1,713	$14.5068
10/7/2016	Common Stock	N/A	11,259	$14.25
10/10/2016	Common Stock	N/A	2,454	$14.15
11/16/2016	Common Stock	N/A	11,059	$14.6703
11/16/2016	Common Stock	N/A	10,774	$14.7245
11/17/2016	Common Stock	N/A	1,422	$14.7256
11/17/2016	Common Stock	N/A	5,097	$14.7519
11/18/2016	Common Stock	N/A	1,730	$14.5270
11/18/2016	Common Stock	N/A	1,070	$14.5270
11/30/2016	Common Stock	N/A	88,551	$14.7179
11/30/2016	Common Stock	N/A	14,230	$14.7527
11/30/2016	Common Stock	N/A	10,164	$14.7678
12/1/2016	Common Stock	N/A	25,823	$14.8465
12/1/2016	Common Stock	N/A	28,783	$14.8592
12/1/2016	Common Stock	N/A	23,742	$14.8714
12/2/2016	Common Stock	N/A	37,808	$15.0123
12/2/2016	Common Stock	N/A	11,982	$15.0264
12/2/2016	Common Stock	N/A	23,263	$15.0607

EXHIBIT 99.36
AMENDED AND RESTATED JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, each of the undersigned parties hereby agrees to file jointly Amendment No. 10 (and any subsequent amendments) to the statement on Schedule 13D with respect to the shares of common stock, $0.01 par value, of Par Pacific Holdings, Inc.
It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe such information is inaccurate. It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Amendment No. 10 to the statement on Schedule 13D, and to any subsequent amendments thereto, filed on behalf of the parties hereto.
Date:  December 5, 2016
WHITEBOX ADVISORS LLC
By:	/s/ Mark Strefling
Mark Strefling
Chief Operating Officer

WHITEBOX GENERAL PARTNER LLC
By:	/s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC Chief Operating Officer

WHITEBOX MULTI-STRATEGY PARTNERS, L.P.
By:	Whitebox General Partner, LLC

By:	/s/ Mark Strefling
Mark Strefling Whitebox Advisors LLC Chief Operating Officer

SK 28410 0030 7262978